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                             April 20, 2023

       Patrick Gadson
       Partner
       Vinson & Elkins LLP
       The Grace Building
       1114 Avenue of the Americas
       32nd Floor
       New York, NY 10036

                                                        Re: AMERISERV FINANCIAL
INC /PA/
                                                            PRER14A filed April
19, 2023
                                                            File No. 000-11204

       Dear Patrick Gadson:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       PRER14A filed April 19, 2023

       General

   1. It is our understanding that the Company has set May 26 as the date of the annual meeting. Please
disclose that date, as well as the record date. In addition, the existing disclosure in the proxy
statement regarding the ongoing litigation and the consequences that would ensue from
the Driver Group's nominations being validated in court appears to cover a scenario in
which a relevant court ruling occurs prior to the scheduled annual meeting. Given the
short timeframe between now and May 26, please also disclose the potential implications
of a scenario in which a court ruling validating the Driver Group's nominations occurs
after the annual meeting.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Patrick Gadson
Vinson & Elkins LLP
April 20, 2023
Page 2

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNamePatrick Gadson                             Sincerely,
Comapany NameVinson & Elkins LLP
                                                             Division of
Corporation Finance
April 20, 2023 Page 2                                        Office of Mergers
and Acquisitions
FirstName LastName